Exhibit 107

Calculation of Filing Fee Tables

Schedule 13E-3

(Form Type)

Freeline Therapeutics Holdings plc

Syncona Limited

Syncona Holdings Limited

Syncona Portfolio Limited

Syncona Investment Management Limited

Bidco 1354 Limited

Mr. Roel Bulthuis

Dr. Christopher Hollowood

(Name of the Issuer and Name of Person Filing Statement)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$28,340,843.13(1)	$0.00014760(2)	$4,183.11(2)

Fees Previously Paid	—		—

Total Transaction Valuation	$28,340,843.13

Total Fees Due for Filing			$4,183.11

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$4,183.11

(1)

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the cash payment of USD 0.433333 per share for the 65,401,996 issued and outstanding ordinary shares of Freeline Therapeutics Holdings plc (including shares represented by ADSs) subject to the proposed acquisition by Syncona Portfolio Limited (through Bidco 1354 Limited) of the entire issued and to be issued share capital of Freeline (other than the Excluded Shares, as defined in the Implementation Agreement, dated 22 November 2023, between Bidco 1354 Limited and Freeline Therapeutics Holdings plc).

(2)

The amount of the filing fee calculated in accordance with the Exchange Act equals US$147.60 for each US$1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11(b) under the Exchange Act.